UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

March 31, 2025

Shell plc (the "Company") has been notified that following the payment of the interim dividend on March 24, 2025 in respect of the fourth quarter of 2024, the following Persons Discharging Managerial Responsibilities ("PDMRs") acquired dividend shares in respect of shares previously delivered to them under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account. Further information can be found in the Shell plc Annual Report and Form 20-F for the year ended December 31, 2024 (www.shell.com/annualreport).

PDMR	Date Acquired	Share Type	Number of dividend shares acquired	Purchase price per Share
Sinead Gorman	27 March 2025	SHEL (LSE)	1,046.03927	GBP 28.051639
Philippa Bounds	27 March 2025	SHELL (AMS)	0.00569	EUR 33.8917
Philippa Bounds	27 March 2025	SHEL (LSE)	89.26932	GBP 28.051639
Robin Mooldijk	27 March 2025	SHELL (AMS)	725.54619	EUR 33.8917
Rachel Solway	27 March 2025	SHEL (LSE)	5.00148	GBP 28.051639
Huibert Vigeveno	27 March 2025	SHELL (AMS)	1,124.75351	EUR 33.8917
Zoe Yujnovich	27 March 2025	SHELL (AMS)	1,110.95	EUR 33.8917

The Notification of Dealing Form for each PDMR can be found below.

Julie Keefe

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of the United Kingdom.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Sinead
Last Name(s)	Gorman
2. Reason for the notification
Position/status	Chief Financial Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	GBP
Price	28.051639
Volume	1,046.03927
Total	29,343.116
Aggregated information
Price	28.051639
Volume	1,046.03927
Total	29,343.116
Date of transaction	27/03/2025
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Philippa
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Legal Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	33.8917
Volume	0.00569
Total	0.193
Aggregated information
Price	33.8917
Volume	0.00569
Total	0.193
Date of transaction	27/03/2025
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Philippa
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Legal Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	GBP
Price	28.051639
Volume	89.26932
Total	2,504.151
Aggregated information
Price	28.051639
Volume	89.26932
Total	2,504.151
Date of transaction	27/03/2025
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Robin
Last Name(s)	Mooldijk
2. Reason for the notification
Position/status	Projects & Technology Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	33.8917
Volume	725.54619
Total	24,589.994
Aggregated information
Price	33.8917
Volume	725.54619
Total	24,589.994
Date of transaction	27/03/2025
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Rachel
Last Name(s)	Solway
2. Reason for the notification
Position/status	Chief Human Resources & Corporate Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	GBP
Price	28.051639
Volume	5.00148
Total	140.300
Aggregated information
Price	28.051639
Volume	5.00148
Total	140.300
Date of transaction	27/03/2025
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Huibert
Last Name(s)	Vigeveno
2. Reason for the notification
Position/status	Downstream, Renewables & Energy Solutions Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	33.8917
Volume	1,124.75351
Total	38,119.809
Aggregated information
Price	33.8917
Volume	1,124.75351
Total	38,119.809
Date of transaction	27/03/2025
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Zoe
Last Name(s)	Yujnovich
2. Reason for the notification
Position/status	Integrated Gas and Upstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	33.8917
Volume	1,110.95
Total	37,651.984
Aggregated information
Price	33.8917
Volume	1,110.95
Total	37,651.984
Date of transaction	27/03/2025
Place of transaction	Amsterdam

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: March 31, 2025	/s/ SEAN ASHLEY
Sean Ashley
Company Secretary